UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 0-15279

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GCI 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL COMMUNICATION, INC.
2550 Denali Street, Suite 1000
Anchorage, Alaska  99503

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN

FORM 11-K

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	5

Notes to Financial Statements	6

Supplemental Schedules: (1)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	13

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Signature	15

Exhibit
Exhibit No. 23.1 – Consent of Grant Thornton LLP (Independent Registered Public Accounting Firm) (filed herewith)

(1) Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Report of Independent Registered Public Accounting Firm

Plan Trustees and Participants
General Communication, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of General Communication, Inc. 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of General Communication, Inc. 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Seattle, Washington
June 29, 2017

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

(Amounts in thousands)	2016	2015
Assets
Investments at fair value:
Participant directed:
Mutual funds	$205,361	179,515
Common stocks	42,950	51,360
Common collective trust	21,120	21,389
Self-directed brokerage accounts	9,539	7,340
Total investments	278,970	259,604

Receivables:
Notes receivable from participants	5,456	5,507
Participant contributions	1,211	1,586
Employer contributions	1,193	1,496
Unsettled trades	4	718
Total receivables	7,864	9,307
Total Assets	286,834	268,911

Liabilities
Administrative expenses payable	—	9
Excess participant contributions refundable	319	124
Net assets available for benefits at fair value	$286,515	268,778

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

(Amounts in thousands)	2016	2015
Additions to net assets attributed to:
Contributions:
Participant	$14,734	14,025
Employer	10,784	10,301
Total contributions	25,518	24,326

Investment income:
Net appreciation in fair value of investments	8,930	7,841
Dividend income	5,587	8,274
Total investment income	14,517	16,115

Interest from participant loans receivable	243	219

Total additions	40,278	40,660

Deductions to net assets attributed to:
Participant withdrawals	(22,194)	(21,815)
Corrective distribution of excess contributions	(319)	(124)
Administrative expenses	(28)	(72)
Total deductions	(22,541)	(22,011)
Net increase in net assets available for benefits	17,737	18,649
Net transfers in	—	676
Net assets available for benefits at beginning of period	268,778	249,453
Net assets available for benefits at end of period	$286,515	268,778

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

(1)	Description of Plan
The following description of the GCI 401(k) Plan ("Plan") provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of General Communication, Inc. (“GCI”) and affiliated companies, including employees of United Utilities, Inc. (“UUI”), Unicom, Inc. ("Unicom") and Denali Media Holdings, Corp. ("DMH") (collectively, the "Company").  Employees of participating employers are eligible to make employee deferral contributions on the first entry date after their date of hire, and are eligible to share in Company matching contributions, if any, on the first entry date after completing one year of service, as defined in the Plan document. The entry dates are the first day of each quarter during the year. GCI and affiliated companies are parties-in-interest to the Plan.

Contributions
The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code").  A participant may elect the following methods to make employee contributions:

1.	Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

2.	Roth 401(k) Contributions which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $18,000 in 2016 and 2015.  Contributions may be made as salary reduction or Roth 401(k) contributions or a combination of both.

Compensation considered for all Plan purposes is subject to a compensation ceiling of $265,000 in 2016 and 2015.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of no more than $6,000 per year for each of the years ended December 31, 2016 and 2015.  Participant catch-up contributions are not eligible for matching.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions.  Company matching contributions made to the Plan may be invested in any Plan investment at any time by the participant.  For the years ended December 31, 2016 and 2015, the Company matched 100% of participant's contributions, up to a maximum match of 10% of each participant's eligible compensation, for employees of GCI, UUI, and Unicom, while employees of DMH received matching contributions equal to 50% of the participants' contributions, up to a maximum match of 3% of eligible compensation.

Matching amounts contributed to the Plan by the Company are not taxed to the participant until distribution upon retirement, hardship, disability, death or termination of employment.  Plan earnings on Company matching contributions are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts
Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses.  Plan earnings and losses are allocated on a daily basis, based upon the number of shares in each investment held by each participant account.  Participants may change their investment allocation on a daily basis.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Vesting
A participant's interest in his or her Salary Reduction Contributions and Roth 401(k) Contributions is always fully vested and is not subject to forfeiture.

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document); (ii) dies; or (iii) becomes totally and permanently disabled.  A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, receives a distribution of his or her vested account balance attributable to Company matching contributions, and again becomes an eligible employee, the participant may repay that entire distribution before the earlier of five consecutive one-year breaks in service or five years from his reemployment date.  Upon such repayment, the value of that participating employee's account previously forfeited will be restored.

Payment of Benefits
A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon termination due to death, disability or retirement, or any other termination of employment.

Participants who terminate with vested benefits less than $1,000 will automatically receive the value of the vested balance in their account as a lump-sum distribution.

Forfeitures
If a participating employee terminates employment for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited.  All forfeited amounts are used to pay Plan administrative expenses or to reduce future Company matching contributions.  During 2016 and 2015, employer contributions were reduced by $372,000 and $202,000, respectively, from forfeited nonvested accounts. At December 31, 2016 and 2015, $110,000 and $177,000, respectively, had been forfeited but had not yet been used to pay Plan administrative expenses or reduce the Company’s matching contributions.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account.  Loan transactions are treated as a transfer to/(from) the appropriate investment fund (from)/to the participant’s loan.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date.  In 2016 and 2015, the fixed rate was calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting
The Plan financial statements are based on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document and reported to the Internal Revenue Service as ordinary income.

Payment of Benefits
Benefits are recorded when paid.

Recently Issued Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting ("ASU 2017-06"). This update clarifies presentation requirements including more detailed disclosures for a plan’s interest in a master trust. The guidance is effective for years beginning after December 15, 2018 and must be implemented on a retrospective basis. This standard is not expected to have a material impact on the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

Recently Adopted Accounting Pronouncements
In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. It also eliminates certain disclosures

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

for investments eligible to be measured at fair value using this practical expedient. ASU 2015-07 was adopted as of January 1, 2016 on a retrospective basis, resulting in the removal of the common collective trust investment from disclosure within the fair value hierarchy.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I and Part III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investment by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value as plans are no longer required to disaggregate investment by nature, characteristics and risks, and are only required to disaggregate by general type of plan asset. ASU 2015-12 was adopted as of January 1, 2016 on a retrospective basis, resulting in the elimination of the tables disclosing investments which represent 5% or more of the Plan's net assets and the net appreciation or depreciation in fair value of investments in the Investments footnote. The Plan no longer presents the common collective trust fund as a fully benefit-responsive investment contract as it is an indirect investment in fully benefit-responsive contracts as a result of further clarifications from the Emerging Issues Task Force within ASU 2015-12. Contract value adjustments have been removed from current and prior periods.

Reclassifications
Reclassifications have been made to the 2015 financial statements to make them comparable with classifications used in 2016.

(3)	Administration of Plan Assets
Fidelity Investments is the Plan's recordkeeper and asset trustee.  Administrative expenses related to the Plan are reported on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015, and were paid by the Plan to the recordkeeper and asset trustee.  The asset trustee charges trade fees for all transactions in common stock investments.  Trade fees for mutual fund investments, if any, are described in each fund’s prospectus.  Company employees provide administrative support to the Plan, but no employee receives compensation from the Plan and the Company is not reimbursed for these expenses.

(4)	Amendment or Termination
The Plan Sponsor's Board of Directors has reserved the right to amend or terminate the Plan.  No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan.  In the event of termination of the Plan, a participant in the Plan becomes fully vested in his or her Matching Account.

(5)	Plan Merger
Effective April 30, 2015, all accounts and assets of the Integrated Logic, LLC 401(k) were merged into the Plan. The market value of the assets merged into the Plan totaled $676,000 and are included in Net Transfers In on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

(6)	Investments
The following investment choices were offered to Plan participants during the year ended December 31, 2016:

Common Stock:

•	GCI Class A and Class B

Mutual Funds:

•	Allianz NFJ Small Cap Value Fund

•	American Funds EuroPacific Growth Fund R-4

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

•	Fidelity Total Market Index Fund

•	Harbor Capital Appreciation Fund

•	JPMorgan Equity Income Fund

•	PIMCO Funds Total Return Fund

•	Vanguard Small Cap Growth Index

•	Vanguard Target Retirement 2020

•	Vanguard Target Retirement 2030

•	Vanguard Target Retirement 2040

•	Vanguard Target Retirement 2050

•	Vanguard Target Retirement 2060

•	Vanguard Target Retirement Income

Common Collective Trust Funds

•	Morley Stable Value Fund

Participants have the option of having self-directed brokerage accounts for which they may choose to buy any common stock or mutual fund.

Common stock investment prices per share at December 31, 2016 and 2015, were as follows:

	2016	2015
GCI Class A	$19.45	19.78
GCI Class B	$16.50	17.38

The percentage of Plan assets invested in common stock of the plan sponsor at December 31, 2016 and 2015 is 15% and 19%, respectively.

(7)	Fair Value Measurements
Following are descriptions of the valuation methodologies used for assets measured at fair value.

•	Mutual funds: Valued at the quoted Net Asset Value ("NAV") of shares held by the Plan at year-end.

•	Common stocks: The fair value of common stocks are based on quoted market prices.

•
Common collective trust: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value, where the NAV is based on the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding.

•	Money market funds: Valued at the quoted market price as of the reporting date.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Investments Measured at Fair Value
Investments measured at fair value consisted of the following types of instruments as of December 31, 2016 and 2015 (amounts in thousands):

	Fair Value Measurements at Reporting Date Using
December 31, 2016	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Mutual funds	$205,361	—	—	205,361
Common stocks	42,950	—	—	42,950
Self-directed brokerage accounts	9,539	—	—	9,539
Total investments at fair value	257,850	—	—	257,850
Common collective trust valued at NAV (4)	—	—	—	21,120
Total investments	$257,850	—	—	278,970

December 31, 2015
Mutual funds	$179,515	—	—	179,515
Common stocks	51,360	—	—	51,360
Self-directed brokerage accounts	7,340	—	—	7,340
Total investments at fair value	238,215	—	—	238,215
Common collective trust valued at NAV (4)	—	—	—	21,389
Total investments	$238,215	—	—	259,604

(1) Quoted prices in active markets for identical assets or liabilities
(2) Observable inputs other than quoted prices in active markets for identical assets and liabilities
(3) Inputs that are generally unobservable and not corroborated by market data
(4) Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively. There are are no redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust	$21,120	n/a	Daily	12 months

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust	$21,389	n/a	Daily	12 months

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

(8)	Income Taxes
The Plan is qualified under Section 401(a) of the Code pursuant to a favorable opinion letter dated March 31, 2014, issued by the Internal Revenue Service on the form of the Plan document.  Although the opinion letter received by the Plan Sponsor does not yet reflect recent minor changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years 2012 and earlier.

(9)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	2016	2015
Net assets available for plan benefits per the financial statements	$286,515	268,778
Excess participant contributions refundable	319	124
Effect of ASU 2015-12 adoption	—	47
Net assets available for Plan benefits per Form 5500	$286,834	268,949

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

	2016	2015
Net increase in net assets available for benefits	$17,737	18,649
Excess participant contributions refundable	195	74
Effect of ASU 2015-12 adoption	(47)	(162)
Net income per Form 5500	$17,885	18,561

(10)    Non-exempt Transactions
During 2016, the Company failed to timely remit to the Plan withheld employee contributions on multiple occasions and in the aggregate amount of $14.5 million in accordance with the plan asset provisions of the Department of Labor (“DOL”) Regulation 2510.3-102, resulting in prohibited, or nonexempt, transactions. The accompanying Schedule of Delinquent Participant Contributions discloses this transaction in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. The Company is in the process of calculating the required corrections to the Plan to reflect foregone earnings that would have been credited to participants’ accounts if the late remittances had been made on a timely basis.

(11)	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GENERAL COMMUNICATION, INC.
GCI 401(K) PLAN

Employer Identification Number - 92-0072737
Plan Number - 001

Supplemental Schedule
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2016

(Amounts in thousands)	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$14,548	14,548	—	—	—

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN

Employer Identification Number - 92-0072737
Plan Number - 001

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

(Amounts in thousands, except share and unit amounts)
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock:
*	GCI Class A common stock	2,184,252 shares	**	$42,485
*	GCI Class B common stock	28,151 shares	**	465
				42,950

	Mutual Fund Investments:
	Allianz NFJ Small Cap Value Fund	674,653 shares	**	17,602
	American Funds EuroPacific Growth Fund R-4	322,763 shares	**	14,282
*	Fidelity Total Market Index Fund	300,992 shares	**	19,423
	Harbor Capital Appreciation Fund	266,060 shares	**	15,072
	JPMorgan Equity Income Fund	1,257,726 shares	**	19,118
	PIMCO Funds Total Return Fund	1,429,726 shares	**	14,340
	Vanguard Small Cap Growth Index	260,958 shares	**	9,778
	Vanguard Target Retirement 2020	871,047 shares	**	24,616
	Vanguard Target Retirement 2030	1,008,608 shares	**	29,451
	Vanguard Target Retirement 2040	917,622 shares	**	27,721
	Vanguard Target Retirement 2050	295,429 shares	**	8,978
	Vanguard Target Retirement 2060	18,256 shares	**	530
	Vanguard Target Retirement Income	347,370 shares	**	4,450
				205,361

*	Self-directed brokerage accounts	2,339,491 shares	**	9,539

	Collective Trust Fund:
	Morley Stable Value Fund	817,335 shares	**	21,120
				278,970

	Notes receivable from participants	Interest bearing at 4.25% to 5.25%	—	5,456
				$284,426

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GCI 401(k) Plan

By:	/s/ Peter Pounds
Peter Pounds
Senior Vice President

Date:	June 29, 2017